SCA DEVELOPMENT, LLC
569 Brookwood Village, Suite 901
Birmingham, AL 35209

THE EXEMPTION REPORT

We as members of management of SCA Development, LLC, (the company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. §15c3-3 under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and

(2) We met the identified exemption provisions throughout the most recent fiscal year 2016 without exception.

I, Lisa Byrd, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Lisa Byrd
President and Principal, SCA Development, LLC
February 23, 2017